Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237413

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED DECEMBER 11, 2020

This Prospectus Supplement No. 1 supplements and amends the prospectus dated December 11, 2020 (the “Prospectus”), covering the offering, issuance and sale of up to a maximum aggregate offering price of $37,900,000 (the “Maximum Offering Price”) of our common stock that may be issued and sold under a sales agreement with Cowen and Company, LLC (the “ATM Facility”).
Effective as of April 23, 2021, we have reduced the Maximum Offering Price to $0 and no longer intend to sell shares of our common stock under the Prospectus. As of the date of this prospectus supplement, 189,763 shares have been sold under the ATM Facility.
The date of this prospectus supplement is April 23, 2021.